UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-42193

Heramba Electric plc

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2

D02 T380

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Heramba GmbH Insolvency Filing

As previously disclosed, and pursuant to the terms and conditions set forth in the Share Purchase Agreement, dated as of July 25 and 26, 2023, by and among Heramba GmbH (“Heramba”), Heramba Holdings, Inc. (“Heramba Holdings”), Knorr-Bremse Systeme für Schienenfahrzeuge GmbH (“KB GmbH”) and Knorr-Brake Holding Corporation (“KB US”), as amended pursuant to the Amendment Agreement to Share Purchase Agreement, dated as of January 31, 2024 (as amended, the “Share Purchase Agreement”), on February 6, 2024, (i) KB GmbH, as sole shareholder of Kiepe Electric GmbH (“Kiepe GmbH”), sold and transferred 85% of the equity interests in Kiepe GmbH, as well as certain receivables and shareholder loans, to Heramba, and (ii) KB US, as the sole member of Kiepe Electric LLC (“Kiepe US” and together with Kiepe GmbH, “Kiepe”), sold and transferred all ownership interests in Kiepe US, as well as certain receivables, to Heramba Holdings.

As previously disclosed, and pursuant to the terms and conditions set forth in the Business Combination Agreement, dated as of October 2, 2023, by and among Project Energy Reimagined Acquisition Corp., Heramba Electric plc (the “Company”), Heramba Merger Corp., Heramba Limited and Heramba (the “Business Combination Agreement”), effective as of July 26, 2024, the business combination contemplated by the Business Combination Agreement (the “Business Combination”) was consummated resulting in, among other matters, each of Heramba, Heramba Holdings, Kiepe GmbH and Kiepe US becoming direct or indirect subsidiaries of the Company.

As previously disclosed, on January 9, 2025, Heramba received letters (the “Demand Letters”) from KB GmbH demanding payment of certain funds allegedly owed under the Share Purchase Agreement, totaling approximately EUR 24,855,000 in the aggregate plus applicable default interest (collectively, the “Demanded Amounts”). Heramba and the Company subsequently delivered response letters to the Demand Letters to contest the Demanded Amounts and propose further discussions among the relevant parties to resolve such matters; however, no resolution has yet been reached.

As a consequence of the outstanding Demanded Amounts and in accordance with certain obligations under applicable German insolvency law, the managing director of Heramba has determined that Heramba is currently unable to pay its existing liabilities due (Zahlungsunfähigkeit) and may also be overindebted (Überschuldung). Following such determination and upon authorization by the Company as sole shareholder of Heramba, on January 30, 2025, the managing director of Heramba filed for the opening of ordinary insolvency proceedings over the assets of Heramba (the “Insolvency Filing”) with the local court of Düsseldorf in Germany (the “Court”).

Subject to certain limited exceptions, the Company will lose control of Heramba during the pendency of the insolvency. As part of preliminary insolvency proceedings, the Court is expected to appoint a preliminary insolvency administrator who will continue Heramba’s business as much as possible, examine Heramba’s available assets and evaluate whether Heramba actually is insolvent and has sufficient assets to cover the costs of the proceedings. The Court may then resolve to open formal insolvency proceedings with respect to Heramba, in which an insolvency administrator would be appointed to administer Heramba’s assets and facilitate the settlement of Heramba’s creditors in accordance with applicable German insolvency law. There can be no assurance as to the outcome of any preliminary or formal insolvency proceedings with respect to Heramba.

The Company’s liquidity, financial condition and results of operations may be materially adversely affected by the Insolvency Filing, including if such filing or resulting preliminary or formal insolvency proceedings would constitute a default under any of the Company’s debt instruments or other agreements that contain cross-default provisions. The Insolvency Filing or resulting preliminary or formal insolvency proceedings could also result in the Company’s ordinary shares or warrants being delisted from The Nasdaq Stock Market LLC (“Nasdaq”) or suspended from trading on Nasdaq. Following such trading suspension and/or delisting, the Company’s securities may commence trading over-the-counter (“OTC”). The OTC market is significantly more limited than Nasdaq and would likely result in limited liquidity, higher bid/ask spreads and volatility in the trading price of the Company’s securities. There can be no assurance that the Company’s securities would commence trading or continue to trade on the OTC market, whether broker-dealers would provide public quotes of the Company’s securities on the OTC market or whether the trading volume of the Company’s securities on the OTC market would be sufficient to provide for an efficient trading market.

Resignation of Independent Registered Public Accounting Firm

On January 17, 2025, the Company received a resignation letter from UHY LLP (“UHY”) with an effective date of January 17, 2025, pursuant to which UHY resigned from its role as independent registered public accounting firm for the Company. UHY did not seek the Company’s consent to such resignation. As a result, neither the Company’s board of directors nor its audit committee recommended or approved such decision.

UHY was appointed by Heramba during the fiscal year of 2023, prior to the consummation of the Business Combination. UHY’s reports on the consolidated financial statements of Heramba as of December 31, 2023 and 2022 and for the year ended December 31, 2023 and for the period from September 1, 2022 (inception) to December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, other than an explanatory paragraph regarding Heramba’s ability to continue as a going concern.

UHY was appointed by Kiepe during the fiscal year of 2023, prior to the consummation of the Business Combination. UHY’s reports on the combined financial statements of Kiepe as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, other than an explanatory paragraph regarding Kiepe’s ability to continue as a going concern.

UHY was appointed by the Company during the fiscal year of 2024, subsequent to the consummation of the Business Combination. UHY has not issued a report on the Company’s financial statements except as described above with respect to Heramba and Kiepe, which entities are now direct and indirect subsidiaries of the Company, respectively, as a result of the Business Combination.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period up to and including the date of UHY’s resignation, there were (i) no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) between Heramba, Kiepe or the Company and UHY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of UHY, would have caused UHY to make reference to the subject matter of the disagreements in connection with its reports, and (ii) no “reportable events” (within the meaning of Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

The Company has provided UHY with a copy of the foregoing disclosures prior to the filing of this Report on Form 6-K (this “Report”) with the Securities and Exchange Commission (the “SEC”) and requested, in accordance with applicable practices, that UHY furnish a letter addressed to the SEC stating whether it agrees with the applicable statements made herein and, if not, stating the respects in which it does not agree. A copy of UHY’s letter, dated January 31, 2025, is furnished as Exhibit 99.1 to this Report.

The information in this Report, and any exhibits hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “believes,” “expects,” “intends,” “plans,” “estimates,” “assumes,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements may include, but are not limited to, statements regarding any resolution of the Demand Letters, the outcome of any preliminary or formal insolvency proceedings resulting from the Insolvency Filing, the impact of the Insolvency Filing or any resulting preliminary or formal insolvency proceedings on the Company’s liquidity, financial condition and results of operations, the continued listing or trading of the Company’s securities on Nasdaq or the potential trading of the Company’s securities on the OTC market. These statements are based on current expectations on the date of this Report and involve a number of risks and uncertainties that may cause actual results to differ significantly, including those risks set forth in the definitive proxy statement/prospectus filed on March 19, 2024 by the Company with the SEC and in other documents filed, or to be filed, by the Company with the SEC. Copies of such filings are available on the SEC’s website at www.sec.gov. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise. Readers are cautioned not to put undue reliance on forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter from UHY LLP, dated January 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HERAMBA ELECTRIC PLC

Date: January 31, 2025	By:	/s/ Michele Molinari
		Name:	Michele Molinari
		Title:	Chief Executive Officer

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